FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents,

which are attached hereto and incorporated by reference herein:

1.

Szeged Software, a Leading Provider of Pharmaceutical  Logistics Software Solutions, Chooses Magic Software’s uniPaaS RIA Solution

Press Release

Szeged Software, a Leading Provider of Pharmaceutical  Logistics Software Solutions, Chooses Magic Software’s uniPaaS RIA Solution

Or Yehuda, Israel, April 13, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business integration solutions, today announced that Szeged Software, a Hungarian independent software vendor (ISV), has chosen Magic Software’s uniPaaS application platform to upgrade its pharmaceutical logistic applications. Szeged Software, a long-term Magic Software customer, aims to leverage the superior Rich Internet Application (RIA) development and deployment capabilities of uniPaaS to enhance its software portfolio.

Szeged Software is using Magic Software’s uniPaaS RIA solution to develop and deploy its PharmaLog pharmaceutical logistics solution, which is the absolute market leader in this business sector in Hungary. The PharmaLog solution is used by several of the largest global pharmaceutical corporations.

“We have been using Magic Software's products successfully for many years, and have always been impressed by their reliability, agility, and ease of use. Magic Software’s technology has enabled us to develop, maintain and service a truly mission-critical application that is required by our specialized business sector.” said Istvan Kovacs, CEO of Szeged Software. “We chose the uniPaaS RIA solution because it enables us to fulfill our customers' needs from both the business and the IT architecture perspective. Furthermore, uniPaaS lets them deploy their applications on their warehouse mobile devices.”

“Szeged Software operates in a very critical field. Its customers are Hungarian subsidiaries of very large international organizations that need to support their solution in a mission-critical environment with very different architectures. This is a prime example of why Magic Software’s uniPaaS is the best choice of technology available for this market sector.” said Marton Szluha, Managing Director of Magic Software Hungary.

About Szeged Software
Based in Szeged (Hungary), Szeged Software is an ISV of PharmaLog solutions used in Hungary and Romania. Szeged Software has a 60% market share of the Hungarian pharmaceutical warehouse market and is growing in Romania. For more information, visit http://www.szegedsw.hu

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.  All other trademarks are the trademarks of their respective owners.

Magic Software press contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Szeged Software, a Leading Provider of Pharmaceutical Logistics Software Solutions, Chooses Magic Software’s uniPaaS RIA Solution

Exhibit 10.1